Exhibit 99.1

News Release

B2Gold Corp. Reports Second Quarter 2013 Gold Production, Updated guidance for 2013 and 2014 Gold Production and a New Higher Grade Reserve Estimate for The Masbate Mine

Vancouver, August 6, 2013 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”), is pleased to announce gold production numbers for the second quarter of 2013 for the La Libertad and Limon Mines in Nicaragua and the Masbate Mine in the Philippines, updated guidance for 2013 and 2014 gold production and a new higher grade reserve estimate for the Masbate Mine. All dollar figures are in United States dollars unless otherwise indicated.

2013 Second Quarter and Year To Date Highlights
•	Gold production for the second quarter totaled 82,083 ounces.
•	Gold production for the first six months of 2013 totaled 168,848 ounces (includes Masbate Mine as of January 1, 2013).
•	Improved consolidated operating cash costs for the quarter of $732 compared to budget of $745 per ounce.
•	Improved consolidated operating cash costs for the first six months of 2013 of $727 compared to budget of $765 per ounce.
•	Based on current market conditions, the Company has reviewed the carrying value of its long lived mining assets at June 30, 2013 and concluded that no write-downs are required.
•	At June 30, 2013, the Company had cash and cash equivalents totaling $95.7 million.

Updated Guidance Highlights
•	Masbate Mine reserve estimates increased from 3 million to 3.23 million gold ounces at an improved grade of 0.97 grams/tonne (g/t).
•	Masbate Mine gold production for 2014 is expected to be in the 190,000 to 200,000 ounce range at operating cash costs of between $785 to $815 per ounce.
•
Forecast consolidated gold production for the year ended December 31, 2014 is expected to increase to between 395,000 to 420,000 ounces compared with the Company’s 2013 production forecast of between 360,000 to 380,000 ounces.

•	Forecast consolidated operating cash costs for the second half of 2013 are in a reduced range of $630 to $660 per ounce, a significant improvement over previous guidance of $685 to $730 per ounce.
•	Forecast consolidated operating cash costs for the year ended December 31, 2014 are expected to be in a $680 to $705 per ounce range.

Second Quarter 2013 Gold Production and Updated 2013 Guidance

Gold production for the second quarter of 2013 was 82,083 ounces and totaled 161,744 ounces for the first six months of 2013. Overall, B2Gold’s production guidance range for 2013 of between 360,000 to 380,000 ounces of gold remains unchanged. Consolidated operating cash costs for the quarter ended June 30, 2013 improved to $732 per ounce compared with budgeted costs of $745 per ounce. Consolidated operating cash costs for the six months to June 30, 2013 improved to $727 per ounce compared to budgeted costs of $765 per ounce. Improvements in operating cash costs are as a result of higher grades at the Limon Mine, lower energy costs in Nicaragua and cost containment measures at the Masbate Mine. Forecast consolidated operating cash costs for the second half of 2013 have improved to between $630 to $660 per ounce, compared with previous guidance of $685 to $730 per ounce.

Overall gold production from La Libertad and Limon mines in Nicaragua was within forecast guidance totalling 43,760 ounces for the quarter and 86,954 ounces for the six months ended June 30, 2013.

Gold production in the second quarter from La Libertad open pit gold mine was 29,582 ounces of gold with total production for the first six months of 2013 of 58,706 ounces. Gold production in the second quarter was slightly lower than budget due to lower grades from Santa Maria early in the second quarter, lower throughput related to harder rock from Crimea and Mojon Pits, wet season (muddy) operations, as well as some mill maintenance. Lower throughput was offset by excellent recoveries for the period (95.09% versus a budget of 92%). La Libertad mine operating cash costs for the quarter and six months ended June 30, 2013 were $659 per ounce and $624 per ounce respectively. Grades at Santa Maria in June 2013 exceeded budget and a new pebble crusher and leach tank came on line in June which is expected to increase production rates as planned in the second half of 2013. As a result, production for fiscal 2013 is expected to remain within our previously issued guidance of 131,000 to 137,000 ounces. Forecast La Libertad operating cash costs for the second half of 2013 are between $500 to $530 per ounce, compared with previous guidance of $515 to $545 per ounce.

The Limon open pit and underground mine had a strong quarter, producing 14,178 ounces in the second quarter with total production for the first six months of 2013 of 28,248 ounces. This exceeded budgeted production for the same periods of 13,842 and 26,784 ounces respectively.  Mill throughput was 105,589 tonnes at 4.57 g/t compared to a budgeted 109,657 tonnes at 4.31 g/t. Recoveries of 91.4% were realized in line with budgeted recoveries of 91.17%. Production for 2013 is expected to be at the top end of our previously issued guidance range of 54,000 to 58,000 ounces. As a result of higher head grades, Limon Mine operating cash costs for the quarter and six months ended June 30, 2013 were $675 per ounce and $675 per ounce respectively, a significant improvement over budgeted costs for the quarter of $709 per ounce and for the six month period of $739 per ounce. Forecast Limon operating cash costs for the second half of 2013 have improved to between $635 to $655 per ounce, compared with previous guidance of $720 to $750 per ounce.

Gold production at the Masbate Mine in the Philippines for the second quarter was 38,323 ounces. The Masbate Mine produced a total of 81,694 ounces in the first half of 2013 of which 74,790 ounces are included in the consolidated results of B2Gold. The Company acquired the Masbate Mine on January 16, 2013. Production totaling 6,904 ounces for the pre-acquisition period from January 1, 2013 to January 15, 2013 has been excluded. As previously announced, second quarter gold production at the Masbate Mine was less than budgeted due to a temporary suspension of mining operations in June 2013 to replace a process pipeline. This production loss is expected to be offset by a modification of the mining sequence that had been in development prior to this event, centered on the Colorado Pit. Overall, Masbate production for fiscal 2013 is expected to meet the upper end of our previously issued guidance range of 175,000 to 185,000 ounces.  Masbate mine operating cash costs for the quarter and six months ended June 30, 2013 were $809 per ounce and $827 per ounce respectively, a significant improvement over budgeted costs of $850 per ounce for the quarter and $842 per ounce for the six months to June 30, 2013. The improvement against budget is as a result of both changes in the mining sequence as well as cost containment measures implemented at the Masbate Mine site. Forecast Masbate operating cash costs for the second half of 2013 have also improved significantly to between $725 to $760 per ounce, compared with previous estimates of $820 to $875 per ounce. The decrease in cash operating costs is primarily due to better recoveries than originally forecast and an improvement in processed ore grade.

In light of the recent significant decline in gold price the Company has modified its capital expenditures program for 2013. Exploration spending has been reduced by $4 million from $44 million to $40 million, with a focus on mine site and brownfields exploration. The reforecast capital budget for Gramalote for 2013 has been reduced by $26 million from $118 million to $92 million (stated at 100%. B2Gold’s 49% joint venture participation in the reforecast budgeted expenditures is $45 million, for a reduction of $13 million against their budgeted share of expenditures).  Construction at Ojikoto is progressing well and total expenditure estimates remain within previous guidance.

The Company has also assessed the carrying value of its long lived assets in light of current market conditions. Based on a long term gold price assumption of US$1,350 per ounce, the Company has concluded that no impairment write downs are required at June 30, 2013.

Masbate Reserves Update

A new mineral reserve estimate for the Masbate Mine has been completed based on the existing mineral resource model as of 31 December 2012.  Mineral reserves were calculated using current site operating costs, revised metallurgical recoveries and a gold price of $1,350 per ounce.  The new mineral resource contains 3.2 million ounces which is a 7.5% increase over the previous reserve statement (as reported) at a significantly improved grade of 0.97g/t (previous reserve estimate 0.82g/t)  The table below summarizes the new mineral reserve estimate, new mineral resource tabulation and the previous mineral reserve estimate for comparison purposes:

Masbate Mine – New Estimates(1)	Tonnes	Grade (g/t)	Gold (ounces)
Proven Mineral Reserves(2&3)	6,347,000	0.99	201,600
Probable Mineral Reserves(2&3)	97,576,000	0.96	3,024,800
Proven and Probable Mineral Reserves(2&3)	103,923,000	0.97	3,226,400

Measured and Indicated Mineral Resources(4)	91,453,000	0.78	2,307,200
Inferred Mineral Resources(4)	72,317,000	0.69	1,598,400

Masbate Mine – previous Proven and Probable Mineral Reserves(1) (5)	113,483,000	0.82	2,999,400
Notes:
(1)
The Mineral reserves and resources reported herein are based on CIM Standards.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineral reserves and resource numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

(2)
The mineral reserve estimates were prepared as of 31 December 2012 under the supervision of Kevin Pemberton, Registered Member of SME, USA, a Qualified Person for the purpose of NI 43-101.  Mineral reserves are reported fully diluted within June 2013 design pits assuming a gold price of $1,350 per ounce, grade dilution of 6% and 97.5% mining recovery. Estimates have not been depleted by production since December 31, 2012.

(3)
Metallurgical recovery data used for the new mineral reserve:  high grade oxide = 90%, high grade transitional rock = 84%, high grade fresh rock = 75%, low grade oxide = 87%, low grade transitional rock = 75%, low grade fresh rock =65% and existing low grade stockpiles = 83.4%.

(4)
The new mineral resources were compiled and verified under the supervision of Tom Garagan, P. Geo., B2Gold Senior Vice President Exploration, a Qualified Person as defined under NI 43-101.  Mineral resources were tabulated using a cutoff gold grade of 0.36g/t, are reported unconstrained by pit shells, and are exclusive of mineral reserves.

(5)
The previous mineral reserve estimate was prepared by Mark Turner, B Eng. (Mining) (Hons) MAusIMM CP (Man) and Andrew Vigar, BAppSc Geo FAusIMM MSEG, both Qualified Persons for the purpose of NI 43-101.  The previous mineral reserve estimates are reported fully diluted within 2011 design pits assuming a gold price of $1,300 per ounce.

The Company has completed an additional 95 exploration and resource diamond drill holes for a total of approximately 15,000 metres and an additional 77 mine related diamond drill holes for a total of 9,000 metres since its acquisition of the Masbate Mine in January 2013. Drill results are being collated and a new resource report incorporating those drill results is expected to be available by early 2014 and mineral reserves are expected to be updated by mid 2014, which could potentially increase the revised Masbate Reserves reported above.

Outlook - Forecast 2014.

As part of the budget preparation for 2014, a forecast is prepared based on the projected mine plan. This provides initial guidance for the 2014 production year.  More comprehensive guidance for production will be communicated once the budget process is complete and cost estimates confirmed. Significant investments over the past four years in equipment, exploration, and infrastructure will positively affect the mine forecasts for 2014. Staff continues to manage or reduce operating and capital costs.

For the Limon Mine, gold production in 2014 is expected to be between 62,000 and 66,000 ounces (2013 guidance was 54,000 to 58,000 ounces) with a cash operating cost of $690 to $705 per ounce (2013 revised guidance: $655 to $665 per ounce). Better performance is a result of increased throughput, improved grades, and improved recovery.  Capital expenditures are forecast to be $20 million which will include development of improved backfill systems resulting in a higher extraction rate for underground ore.

For La Libertad Mine, gold production in 2014 is expected to be between 145,000 and 152,000 ounces (2013 guidance was 131,000 to 137,000 ounces) with cash operating costs between $540 and $555 per ounce (2013 revised guidance: $555 to $570 per ounce).  Improved recoveries observed in 2013 have been incorporated into the forecast, and plant expansion work from 2013 will result in an increase in annual throughput compared to 2013.  Jabali will provide 17 percent of process plant feed, at a higher grade of 2.99 grams of gold per tonne forecast.  Capital expenditures are forecast to be $39 million, the majority of which is related to pre-stripping activities and development of extended capacity at Jabali.

In 2014, Masbate is forecast to produce between 190,000 and 200,000 ounces of gold (2013 guidance was 175,000 to 185,000 ounces) with a cash operating cost of $785 to $815 per ounce (2013 revised guidance: $770 to $790 per ounce). The Masbate SAG mill changeout will be deferred to 2014. This will allow the mill installation to be coordinated with the delivery of larger motors, while serving to maximize ounce production toward the high end of the production range for 2013. The decision also moves some costs into 2014. Annual plant capacity will rise slightly after the SAG changeout in the second quarter on 2014, to 6.85 million tonnes per year. Slightly better grade and improved recoveries (as a result of a higher proportion of oxide sourcing) will also contribute to improved performance. A mill expansion study is under way but no decision on this will be made until at least the first quarter of next year. Capital expenditures are forecast to be $24 million, the majority of which is related to tailings dam construction, mine development and process plant improvements.

Overall, forecast total B2Gold gold production for the year 2014 is 395,000 to 420,000 ounces at a consolidated cash operating cost of $680 to $705 per ounce.

With the successful development of the Otjikoto project in Namibia, currently in construction and scheduled to commence production in the fourth quarter of 2014, the Company is projecting 2015 gold production of approximately 550,000 ounces, based on current assumptions. Furthermore, with the potential development of the Gramalote project (B2Gold 49%/AngloGold Ashanti Limited 51%) in Colombia, gold production could increase to over 700,000 ounces in 2017.

With our proven technical team, strong operational performance, financial strength and high quality development and exploration projects, B2Gold is well positioned to continue our rapid growth as an intermediate gold producer.

Conference Call Details

B2Gold will host a conference call and webcast to discuss the second quarter results on Wednesday August 14, 2013 at 10:00 am PST / 1:00 pm EST. You may access the call by dialing the operator at 416-695-6616 or toll free 800-766-6630 prior to the scheduled start time. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free 800-408-3053 (pass code: 7879694). The webcast of the call can be accessed from B2Gold’s web site at www.b2gold.com.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Investor Relations Associate
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

Cautionary Statements on Forward-Looking Information: Statements in this news release are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as; "expects", "anticipates", "plans", projects", "estimates", "assumes", "intends", " "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, risks relating to: changes in economic conditions or financial markets; changes in prices for the Company's mineral products or increases in input costs; uncertainty of production and cost estimates for the Otjikoto Project; risks and uncertainties associated with new mining operations including start-up delays and operational issues; litigation, legislative, tax (including employee profit sharing arrangements), environmental and other judicial, regulatory, political and competitive developments in Canada, Namibia and other jurisdictions in which the Company may carry on business; labour relations matters; and foreign exchange rate fluctuations, as well as other factors described in the Company's most recent annual information form filed with Canadian regulatory authorities.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. The Company's forward-looking statements are based on what the Company's management considers to be reasonable assumptions, beliefs, expectations and opinions based on information currently available to management. We cannot assure you that actual events, performance or results will be consistent with these forward looking statements, and management's assumptions may prove to be incorrect.  You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. The Company's forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.